Global Markets & Investment Banking

4 World Financial Center — 5th Floor New York, New York 10080
212-449-6500
February 8, 2007

Mr. Keith O'Connell

Securities & Exchange Commission

101 F Street, N.E.

Washington, D.C. 20549

Re:	Cohen & Steers Select Utility Fund, Inc. (the "Fund")
Form N-2 Registration Statement No. 333-139563

Investment Company Act File No. 811-21485

Dear Mr. O’Connell:

          Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), we on behalf of the several underwriters, wish to advise you that the amended Registration Statement, Form N-2 as filed on February 8, 2007, and Preliminary Prospectus dated February 8, 2007, will be electronically distributed during the period February 8, 2007 through pricing on February 12, 2007 as follows: approximately 360 copies of the Preliminary Prospectus and a limited number of Registration Statements will be sent to underwriters, dealers and institutions.

          In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, the undersigned, on behalf of the underwriters of the offering of up to 3,400 preferred shares of beneficial interest of the Fund, Series T7-2, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective on February 12, 2007, or as soon as possible thereafter.

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

On behalf of the several Underwriters

By: MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

/s/ Michelle Allong
Name: Michelle Allong
Authorized Signatory